October 19, 2007

VIA HAND DELIVERY

Rufus Decker
Accountant Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Masisa S.A.
Annual Report on Form 20-F for the fiscal year ended December 31, 2006
Filed July 17, 2007
File No. 001-32555

Dear Mr. Decker:

Set forth below are the responses of Masisa to the Staff’s comments on Masisa’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, as filed with the Commission on July 17, 2007 (the “Masisa Form 20-F”). Capitalized terms used in this letter without definition have the meanings specified in the Form 20-F. For your convenience, we have repeated below in italics the Staff’s comments immediately prior to the responses of Masisa.

General

1.
Where a comment below requests additional disclosures or other revision to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to US GAAP literature. If your accounting under Chilean GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote. These revisions should be included in your future filings.

We have addressed all the Staff comments included within your letter, and where a comment requests additional disclosures or other revision to be made, we have detailed in the response what the revisions will look like. All the Staff comments will be noted and considered in our future fillings.

Operating and Financial Review and Prospects

Contractual Obligations, page 83

2.
Please revise your table of contractual obligations to disclose the assumptions made to derive amounts disclosed as interest debt payments. Please also revise to include contractual obligations associated with new plant construction projects and payments due in connection with your hedging contracts.

We shall disclose in future filings the assumptions made to derive the amounts disclosed as interest debt payments as follows:

“1)   Interest debt payments include payments on contractual obligations outstanding as of December 31, 2006. Interest payments that might originate in the future from new debt obligations or debt refinancing after such date have not been considered.
2)   For variable rate debt, interest payments were calculated using a weighed average Libor of 3.36%.
3)   Payments denominated in currencies other than the US dollar were calculated using December 31, 2006 exchange rates.”

In addition, we shall include payments due in connection with hedging contracts in future filings, as follows:

	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Hedging contracts	7,784	2,797	3,625	116	1,246

We would like to bring to the Staff’s attention that as of December 31, 2006 we do not hold any contractual obligations associated with new plant construction projects. To the extent that in the future we incur any such obligations we will disclose those amounts separately.

Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies. Page F-8

3.	Please disclose your accounting policy for shipping and handling costs. Please refer to EITF 00-10

In response to the Staff’s comment, we shall disclose in future filings our accounting policy for shipping and handling costs in note 2 - Summary of Significant Accounting Policies, as follows:

“The Company records its shipping and handling costs within selling and administrative expenses. Shipping and handling costs mainly include transportation, warehousing and customs expenses.”

In addition, we shall disclose total shipping and handling costs in the financial statement footnotes as follows:

“As of December 31, 2006, 2005 and 2004, shipping and handling costs amounted to ThUS$22,690, ThUS$24,287 and ThUS$19,964 respectively.”

4.
Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling expenses and general and administrative expenses line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

-	In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
-
In MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as general and administrative expenses.

In response to the Staff’s comments, we shall provide disclosure in future filings in Note 2 - Summary of Significant Accounting Policies included in our Consolidated Financial Statements as follows.

“Our costs of sales include raw materials, labor costs, amortization, depreciation, outsourcing, electricity, fuel, personnel benefits, forestry transportation, packing, lease and inbound transportation among others. Our selling and administrative expenses include overhead, transportation, outsourcing, personnel benefits, consulting, amortization, depreciation, marketing, warehousing, customs, communication expenses, lease, personnel transportation and delivery expenses among others.”

In addition, in our future filings we shall disclose total shipping and handling costs in the financial statement footnotes as follows:

“As of December 31, 2006, 2005 and 2004, shipping and handling costs amounted to ThUS$22,690, ThUS$24,287 and ThUS$19,964 respectively.”

We advise the Staff that with the exception of shipping, handling and warehousing costs, the costs of our distribution network are included in the cost of sales. Therefore, in future filings we will include in the MD&A section a statement that our gross margins may not be comparable to those of other entities, since we include a portion of the costs related to our distribution network in selling and administrative expenses.

Note 23 - Differences Between Chilean and United States General Accepted Accounting Principles.

General

5.
For all income statement periods presented, please revise to include a statement of cash flows prepared in accordance with SFAS 95 or IAS 7. Alternatively, you could furnish, in a note to your financial statements, a quantified description of the material differences between cash flows reported in your primary financial statements and the cash flows that would be reported in a US GAAP statement of cash flows. Refer to Item 17(c)(2)(iii) of Form 20-F and Instruction 4 to Item 17.

In response to the Staff’s comment, we have reviewed Item 17 (c)(2)(iii) to Form 20-F and concluded that there are no material differences between cash flows reported in our Chilean GAAP financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with accounting principles generally accepted in the United States. We shall include this statement in the note of “differences between Chilean and United States Generally Accepted Accounting Principles” as follows:

“There are no material differences between cash flows reported in our Chilean GAAP financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with accounting principles generally accepted in the United States.”

f) Segment Information on page F

6.
Please revise your segment disclosures to present intercompany items separate from other items. Please also revise to quantify the extent to which each of your segments is doing business with each other segment for each period presented.

In response to the Staff’s comments, we will revise our segment disclosures and we will present intercompany items separate from other items as well as inter segment transactions, as follows:

December 31, 2006	Chile	Brasil	Venezuela	Mexico	USA	Argentina	Other	Intercompany eliminations	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales to unaffiliated customers	168,371	135,557	99,262	118,325	211,833	96,938	56,221	-	886,507
Inter-segment sales	142,362	50,728	27,859	185	-	25,243	-	(246,378)	-
Total sales	310,733	186,285	127,121	118,510	211,833	122,181	56,221	(246,378)	886,507

Operating income	17,146	23,432	6,261	6,772	3,567	23,423	2,978	-	83,579
Capital expenditures	72,683	31,423	14,077	871	68	9,022	635	-	128,779
Depreciation	14,484	12,851	12,545	1,372	585	8,326	140	-	50,303

December 31, 2006	Chile	Brasil	Venezuela	Mexico	USA	Argentina	Other	Intercompany eliminations	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales to unaffiliated customers	122,427	102,423	75,806	113,379	191,520	85,678	52,760	-	743,993
Inter-segment sales	123,165	54,017	23,742	141	-	19,212	-	(220,277)	-
Total sales	245,592	156,440	99,548	113,520	191,520	104,890	52,760	(220,277)	743,993

Operating income	18,233	21,092	3,453	683	1,996	19,517	14,495	-	79,469
Capital expenditures	35,233	18,620	8,239	1,629	541	8,785	119	-	73,166
Depreciation	15,935	12,232	11,983	1,454	728	8,331	28	-	50,691

7.	As a related matter, please revise your segment MD&A disclosures to discuss the business reasons for the changes between periods in the “other” segment.

In response to the Staff’s comment, we shall revise in future filings our MD&A disclosure to discuss the business reasons for the changes between periods in the “Other” segment.

* * * *

In connection with the above-referenced filing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at (562) 350-6004.

Thank you in advance for your cooperation in these matters.

Very truly yours,

Engenio Arteaga Infante
Chief Financial Officer
Masisa S.A.

Enclosures

cc:	Rufus Decker, Securities and Exchange Commission
Patricio Reyes, Esq., Masisa S.A
Richard M. Kosnik, Esq., Jones Day